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                                 United States
                      Securities and Exchange Commission
                             Washington, DC 20549




                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                                Amendment No. 7



                         Piedmont Mining Company, Inc.
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                                Name of Issuer


                 4215 Stuart Andrew Blvd., Charlotte, NC 28217
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                               Address of Issuer


                                 COMMON SHARES
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                                Title of Class


                                   720172105
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                                 CUSIP Number





No fee is required with this schedule and none is submitted  herewith

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CUSIP No. 720172 10 5            13G                   Page 2 of 3 Pages


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSONS

         Van Eck Associates Corporation


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [_]
                                                        (b) [_]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5   SOLE VOTING POWER

                2,270,000

         6   SHARED VOTING POWER

         7   SOLE DISPOSITIVE POWER

         8   SHARED DISPOSITIVE POWER


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,270,000

10  CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (9) EXCLUDES CERTAIN SHARES*

         [_]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.2%

12  TYPE OF REPORTING PERSON*

         IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                   Signature


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   February 12, 1998
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Date

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Thaddeus Leszczynski - Secretary